FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of January 2008

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation
                                       (Registrant)


January 03, 2008
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Senior Vice President
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group



Contacts:
Yoichi Osuga
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp



 TDK Announcement of Results of Tender Offer for Shares of Magnecomp Precision
                       Technology Public Company Limited

TOKYO JAPAN, January 3, 2008 ----- TDK Corporation made the Tender Offer for Shares of Thailand based Magnecomp Precision Technology Public Company Limited
(MPT) on November 19, 2007. Having completed the Tender Offer on December 25, 2007, TDK hereby notifies you of the results of the Tender Offer as follows.


Refer to the following in detail:

* Securities and Exchange Commission of Thailand

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                        Tender Offer Report (Form 256-2)
                                 (Translation)


January 3, 2008

To :         Secretary General,
                The Office of the Securities and Exchange Commission


We, TDK Corporation (the "Tender Offeror"), hereby report the result of the Tender Offer for the securities of Magnecomp Precision Technology Public Company Limited ("MPT" or the "Company") as follows :

1. Shares

                        Type of         # of Shares    % of Total   % of Total
                        Securities                     Paid-Up      Voting
                                                       Capital(1)   Rights(1)
Shares held prior to    Ordinary Shares
the making of Tender
Offer
The Tender Offeror                      1,341,064,623  64.29        64.29
Persons in the same
Group as the Tender
Offeror
Persons under Section
258 of the Persons
Specified in I and II
Other Agreements for                    208,486,179(2) 10.00        10.00
Acquisition of
Additional Shares of
Persons Specified in
(I) to (III)
Shares offered to       Ordinary Shares
purchase
Paid-Up Ordinary Shares                 743,797,165    35.66%(3)    35.66%(3)
Ordinary shares as                      111,077,499    N/A4         N/A4
exercised by the ESOP
warrant
Shares Tendered         Ordinary Shares 513,962,573    24.64%       24.64%
Shares Purchased        Ordinary Shares 513,962,573    24.64%       24.64%

 Note :
 (1)On December 20, 2007, the Company increased its paid-up capital from 2,084,861,788 shares to 2,085,861,788 shares due to the exercising of the ESOP warrants
 (2)On August 29, 2007, the Tender Offeror entered into a Put and Call
 Option Agreement with Magnecomp International Limited (Singapore) with the option to purchase an additional 208,486,179 shares or approximately 10.00% more of the Company's total paid-up shares within 18 months after the purchase of 1,341,064,623 shares or 64.32% of the Company's total paid-up shares as per
 the Share Sale and Purchase Agreement   (or 64.29% from the paid-up capital as
 on December 20, 2007)
 (3)If all warrants from the ESOP are exercised and ordinary shares issued as a result of such exercise, this percentage would be reduced to 33.87%
 (4)If all warrants from the ESOP are exercised and ordinary shares issued as a result of such exercise, this percentage would be 5.06%

2. Convertible Securities

-None-


3. Number of securities held by the Tender Offeror after the Tender Offer Period, including those held by the person(s) in the same group as the Tender Offeror, the person(s) prescribed under Section 258 of the Tender Offeror, and the person(s) within the same group as the Tender Offeror

   3.1 Ordinary Shares

                               # of Shares    % of Total    % of Total
                                              Paid-Up       Voting Rights
                                              Capital
Shares Held After the Tender
Offer
The Tender Offeror             1,855,027,196  88.98%        88.98%
Persons in the same Group as   -              -             -
the Tender Offeror
Persons under Section 258 of   -              -             -
the Persons Specified in I and
II
Other Agreements for           208,486,179    10.00%        10.00%
Acquisition of Additional
Shares of Persons Specified in
(I) to (III)
Total                          2,063,513,375  98.98%        98.98%

   3.2 Convertible Securities

-None-




                                         (Signature)         Mr. Teppei Watanabe

                                                      (  Mr. Teppei Watanabe  )

                                                                 TDK Corporation

                                                              The Tender Offeror